

May 7, 2018

Peter D. Fetzer, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202-5306

Re: HomeStreet, Inc.
Additional Definitive Soliciting Material filed by Blue Lion Opportunity
Master Fund, L.P. et al.
Filed May 3, 2018
File No. 1-35424

Dear Mr. Fetzer:

We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending the filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

1. Please amend your filing to disclose the legal basis for your conclusion that HomeStreet was required to disclose the business relationship between Mr. Mason and the father of Mr. Smith and the insider loans that you describe in your filing. Please disclose the substance of such legal basis on each slide that implicates this topic, including slides 16, 22, and 23, and in subsequent filings as appropriate.

2. Please specify on slide 16 the size of the "large" loans to insiders.

3. We note your statement on slide 16 that indicates the Board is "led by Mr. Boggs." Please provide the factual basis for this assertion, or revise to clarify that the Chairman of the Board is Mr. Mason, not Mr. Boggs.

4. Slide 17 indicates that material accounting weaknesses occurred from 2013 through 2017. In subsequent filings, you appear to acknowledge that material accounting weaknesses occurred in 2013-2014 but have not occurred since. Please amend slide 17 to clarify this and please refrain from equating material accounting weaknesses

and significant deficiencies in future filings.

5. Please provide us with the factual basis for your assertion on slide 21 that several members of management and the Board have "relationships with a troubled past."

6. On slide 27, you state that the peer group "constantly changes" but do not point out that the peer group has not changed for the last three years (at least according to the chart you have provided on that slide). The chart also appears to conflict with (or at least is unrelated to) the second and third points made on the left-hand side of the slide. Finally, it appears that the peers that Blue Lion has chosen to include are all included in the peer group that HomeStreet has chosen for the last three years (again, according to the chart you present on the slide). Please revise to clarify.

7. On slide 29, under "Lack of Disclosure," you reference "None on Gender Pay" and "Limited on CEO Succession Plans," suggesting that HomeStreet has failed to comply with a disclosure requirement in omitting disclosure on these topics. Please revise to disclose the legal basis for such suggestion, or remove the references. Slide 29 also refers to "Obstructive" voting standards. However, the standards cited appear to be typical. Please advise and/or revise. Finally, slide 29 refers to a lack of proxy access. Please clarify whether this reference relates solely to Blue Lion's efforts or to other shareholders as well, and provide factual support as appropriate.

8. Please file a revised presentation to retract the assertion on slide 38 that "[t]he SEC had <u>zero</u> issues with" Blue Lion's Schedule 13D filings. We do not necessarily review, and we do not approve, Schedule 13D filings, and a lack of SEC comment on such filings does not mean that we had or have "zero issues" with them.

9. Please provide support for the assertion on slide 45 that HomeStreet "admitted audit committee members didn't understand hedge accounting."

*   *   *

Please contact David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-3619, if you have any questions regarding our comments.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions